# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jianpu Technology Inc., CIK 0001713923
CUSIP: 000000000
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Address of issuer's principal executive offices: 5F TIMES CYBER BUILDING, 19 SOUTH, HAIDIAN ROAD, HAIDIAN DISTRICT, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 02/12/2025
Amends the filing with accession number 0001193125-18-245662
Filed by CIK 0001598530
Persons authorized to receive notices and communications: HSG Holding Ltd, Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong, China (F4), 000000, (852) 2501 8989

## Reporting persons
- HSG CV IV Holdco, Ltd. ("HSG CV IV Holdco") (CIK 0001611361): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 55,952,470; sole dispositive power 0; shared dispositive power 55,952,470; aggregate amount beneficially owned 55,952,470 (14.9% of the class)
- HSG CV IV Senior Holdco, Ltd. ("HSG CV IV Senior Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 55,952,470; sole dispositive power 0; shared dispositive power 55,952,470; aggregate amount beneficially owned 55,952,470 (14.9% of the class)
- HongShan Capital Venture Fund IV, L.P. ("HongShan Capital Venture Fund IV") (CIK 0001556189): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 55,952,470; sole dispositive power 0; shared dispositive power 55,952,470; aggregate amount beneficially owned 55,952,470 (14.9% of the class)
- HSG Venture IV Management, L.P. ("HSG Venture IV Management") (CIK 0001611392): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 55,952,470; sole dispositive power 0; shared dispositive power 55,952,470; aggregate amount beneficially owned 55,952,470 (14.9% of the class)
- HSG GF Holdco III-A, Ltd. ("HSG GF Holdco III-A") (CIK 0001611386): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,384,876; sole dispositive power 0; shared dispositive power 6,384,876; aggregate amount beneficially owned 6,384,876 (1.7% of the class)
- HongShan Capital Growth Fund III, L.P. ("HongShan Capital Growth Fund III") (CIK 0001598530): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,384,876; sole dispositive power 0; shared dispositive power 6,384,876; aggregate amount beneficially owned 6,384,876 (1.7% of the class)
- HSG Growth III Management, L.P. ("HSG Growth III Management") (CIK 0001611387): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,384,876; sole dispositive power 0; shared dispositive power 6,384,876; aggregate amount beneficially owned 6,384,876 (1.7% of the class)
- HSG Holding Ltd ("HSG Holding") (CIK 0001470766): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 62,337,346; sole dispositive power 0; shared dispositive power 62,337,346; aggregate amount beneficially owned 62,337,346 (16.6% of the class)
- SNP China Enterprises Limited ("SNP China Enterprises") (CIK 0001537592): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 62,337,346; sole dispositive power 0; shared dispositive power 62,337,346; aggregate amount beneficially owned 62,337,346 (16.6% of the class)
- Neil Nanpeng Shen ("NS") (CIK 0001279329): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 62,337,346; sole dispositive power 0; shared dispositive power 62,337,346; aggregate amount beneficially owned 62,337,346 (16.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, US$0.0001 par value per share
Name of issuer: Jianpu Technology Inc.
Address of issuer's principal executive offices: 5F TIMES CYBER BUILDING, 19 SOUTH, HAIDIAN ROAD, HAIDIAN DISTRICT, Beijing, China (F4), 100080
Comment:
EXPLANATORY NOTE
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on August 10, 2018 relating to the Class A Ordinary Shares, $0.0001 par value per share (the "Class A Ordinary Shares"), of Jianpu Technology Inc., a Cayman Islands exempted company ("Jianpu" or "the Issuer"). This Amendment No. 1 is filed to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increase in the number of shares of outstanding Class A ordinary shares of the Issuer. It also reflects changes in the names of certain of the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
HSG CV IV Holdco, Ltd.
HSG CV IV Senior Holdco, Ltd.
HongShan Capital Venture Fund IV, L.P.
HSG Venture IV Management, L.P.
HSG GF Holdco III-A, Ltd.
HongShan Capital Growth Fund III, L.P.
HSG Growth III Management, L.P.
HSG Holding Ltd
SNP China Enterprises Limited
Neil Nanpeng Shen
Residence or business address:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Present principal occupation or employment: The principal occupation or employment of each of HSG CV IV Holdco, HSG CV IV Senior Holdco, HongShan Capital Venture Fund IV, HSG GF Holdco III-A and HongShan Capital Growth Fund III is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. HSG CV IV Senior Holdco owns 100% of the outstanding ordinary shares of HSG CV IV Holdco. HongShan Capital Venture Fund IV owns 100% of the outstanding ordinary shares of HSG CV IV Senior Holdco. HongShan Capital Growth Fund III owns 100% of the outstanding ordinary shares of HSG GF Holdco III-A. The principal occupation of HSG Venture IV Management is to serve as the general partner of HongShan Capital Venture Fund IV and certain other affiliated investment funds. The principal occupation or employment of HSG Growth III Management is to serve as the general partner of HongShan Capital Growth Fund III and certain other affiliated investment funds. The principal occupation or employment of HSG Holding is to serve as general partner of each of HSG Venture IV Management and HSG Growth III Management as well as certain other affiliated entities. The principal occupation or employment of SNP China Enterprises is to serve as the parent company of HSG Holding. NS is the sole owner of SNP China Enterprises.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: HSG CV IV Holdco, HSG CV IV Senior Holdco, HongShan Capital Venture Fund IV, HSG Venture IV Management, HSG GF Holdco III-A, HongShan Capital Growth Fund III, HSG Growth III Management and HSG Holding are each organized under the laws of the Cayman Islands. SNP China Enterprises is organized under the laws of the British Virgin Islands. NS is a citizen of Hong Kong SAR.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover page of this Amendment No. 1 are incorporated herein by reference.

The percentage of Class A Ordinary Shares beneficially owned by each Reporting Person reported in this Amendment No. 1 is calculated based upon (i) 355,404,775 Class A Ordinary Shares outstanding as of December 31, 2023, as reported by the Issuer in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the "SEC") on April 19, 2024 (the "2023 Annual Report"), (ii) 69,370,965 Class B ordinary shares outstanding as of December 31, 2023, as reported in the 2023 Annual Report, (iii) the conversion of all outstanding Class B ordinary shares to Class A Ordinary Shares on April 13, 2025, as reported by the Issuer in its Current Report on Form 6-K, filed with the SEC on February 15, 2025 and (iv) the repurchase of 49,595,615 ordinary shares, as reported by the Issuer in its Interim Report for the period ended June 30, 2024, filed with the SEC on a Current Report on Form 6-K on August 23, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

## Signatures
- HSG CV IV Holdco, Ltd. ("HSG CV IV Holdco"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HSG CV IV Senior Holdco, Ltd. ("HSG CV IV Senior Holdco"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HongShan Capital Venture Fund IV, L.P. ("HongShan Capital Venture Fund IV"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HSG Venture IV Management, L.P. ("HSG Venture IV Management"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HSG GF Holdco III-A, Ltd. ("HSG GF Holdco III-A"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HongShan Capital Growth Fund III, L.P. ("HongShan Capital Growth Fund III"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HSG Growth III Management, L.P. ("HSG Growth III Management"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- HSG Holding Ltd ("HSG Holding"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- SNP China Enterprises Limited ("SNP China Enterprises"): Neil Nanpeng Shen, Authorized Signatory (02/18/2025)
- Neil Nanpeng Shen ("NS"): Neil Nanpeng Shen, Neil Nanpeng Shen (02/18/2025)